Exhibit 99.1

CODE OF BUSINESS CONDUCT AND ETHICS

TABLE OF CONTENTS

Our Commitment	3
How the Code Works	4

BUSINESS ETHICS & PRACTICES

Protecting Assets and Resources	6
Use of Computer and Communication Systems	7
Conflicts of Interest and Corporate Opportunities	8
Working for Other Companies and Board Positions	9
Confidential Information	10
Accuracy of Records and Information Reporting	12
Accounting, Auditing or Disclosure Concerns and Fraud Reporting	13
Records Management	14
Media, Public and Governmental Inquiries	15
Political and Charitable Conduct and Contributions	16

WORK ENVIRONMENT

Equal Employment Opportunities	17
Discrimination and Harassment	18
Safe Working Conditions	20
Drugs and Alcohol	21

LEGAL & COMPLIANCE

Compliance with Laws, Rules and Regulations	22
Securities Laws and Insider Trading	23
Intellectual Property	25
Contractual Authorization and Process	26
Giving or Receiving Gifts, Entertainment or Payments	27
Fair Competition and Antitrust	29

Disciplinary Action for Code Violations	31
Questions & How to Report Concerns & Violations	32
Helpful Contact Information	34
Form of Acknowledgment	35
Legal Notice	36

OUR COMMITMENT

Dear Colleagues,

As separate companies, Thomson and Reuters each had a long and admirable record of ethical conduct. As one company, Thomson Reuters is deeply committed to upholding our shared values and standards. All of Thomson Reuters also upholds the Reuters Trust Principles of integrity, independence and freedom from bias. This commitment is more than a source of pride. It is the core of who we are.

The integrity of Thomson Reuters directly reflects the integrity of each person who works here. I have great faith in our people. But we operate in an increasingly complex global environment where it’s not always obvious how to comply with the many different laws, rules and standards of conduct that apply to us in all the countries where we do business. As our reputation is critical to our success, Thomson Reuters will maintain the highest ethical standards in our relationships with customers, suppliers, each other and the communities in which we do business.

It’s important for everyone at Thomson Reuters to read this Code of Business Conduct and Ethics thoughtfully. While no document could possibly cover every ethical question that might arise, this Code provides guidance on some of the conduct issues that are critically important to us. Just as important, the Code can help you identify when it’s time to ask for guidance from your manager, a Thomson Reuters Human Resources business partner or a Thomson Reuters lawyer.

Thank you for your commitment.

Tom Glocer
Chief Executive Officer
Thomson Reuters

October 2008

HOW THE CODE WORKS

Who the Code applies to – This Code applies to all officers, directors and employees of Thomson Reuters Corporation, Thomson Reuters PLC and their respective subsidiaries and other controlled affiliates. For convenience, we refer to all of these entities as “Thomson Reuters” in the Code. Subsidiaries and other controlled affiliates are entities in which Thomson Reuters owns, directly or indirectly, more than 50% of the voting rights, or Thomson Reuters otherwise has the power to control the entity.

Entities that Thomson Reuters may have an interest in, but does not control, should be encouraged, to the extent possible, to adopt policies and guidelines that are consistent with the principles and values set out in the Code.

Outside consultants, contractors and agents hired by Thomson Reuters are expected to abide by the principles and values set out in the Code when performing services for or on behalf of Thomson Reuters.

Supplemental Thomson Reuters policies and guidelines – You are responsible for reading and abiding by this Code together with any supplemental Thomson Reuters policies and guidelines that apply to you. A number of Thomson Reuters policies and guidelines that complement the Code are available on our intranet, theLink. If you have any questions about other policies or guidelines that may apply to you, please consult with your manager or a Thomson Reuters lawyer who supports your business.

Global reach – This Code applies in all countries where we conduct business. If there is any real or apparent conflict between this Code and supplemental policies, guidelines or laws applicable to your job, you should comply with the most restrictive requirement. If you become aware of such a conflict and are unsure what action to take, you should seek guidance, based on the intent and spirit of the Code, from your manager or a Thomson Reuters lawyer who supports your business.

Advice, guidance and reporting – If you have a concern or question or do not understand a provision of this Code, your first resource is usually your manager. However, depending on the concern or question, you or your manager may wish to contact your Human Resources department or a Thomson Reuters lawyer who supports your business. Through our intranet, theLink, you can access contact information for Human Resources representatives and Thomson Reuters lawyers. If you are uncomfortable speaking with your manager, a Human Resources representative or a Thomson Reuters lawyer, or if you need an anonymous or confidential outlet, you can contact the Thomson Reuters Helpline (see page 32 for more information). Violations of the Code should always be reported promptly, regardless of which communication channel you choose. Thomson Reuters has a policy prohibiting retaliation if you make a good faith complaint regarding conduct that you reasonably believe is unethical or that violates the law, this Code or our other policies.

HOW THE CODE WORKS

continued

Individual considerations – Decisions or situations that involve legal or ethical issues are often complex and are sometimes ambiguous. When you’re faced with a decision or situation and you’re not clear as to what action you should take, ask yourself the following questions:

•                  Do I have all of the facts and information that I need to make a decision?

•                  Have I considered and identified other options or alternatives?

•                  Is the action legal?

•                  Is the action ethical?

•                  Does the action comply with this Code and other policies or guidelines applicable to my job?

•                  How will my decision affect others, including our customers, shareholders, employees and the community?

•                  How will my decision look to others?

•                  How would I feel if my decision were made public? Could the decision be honestly explained and defended?

•                  Would I be happy if my conduct were described on the front page of my hometown newspaper or online news source?

•                  Should I consult with or contact my manager, my Human Resources department or a Thomson Reuters lawyer who supports my business?

Please refer to the section “Questions & How to Report Concerns & Violations” on page 32 of this Code for more information about how to ask questions and/or report any possible Code violations, including how to do so anonymously and confidentially.

Trust Principles – In observing the Code, you should bear in mind the Reuters Trust Principles, which guide corporate behavior. These principles apply to all of Thomson Reuters and are that:

•                  Thomson Reuters shall not at any time pass into the hands of any one interest, group or faction,

•                  The integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved,

•                  Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contacts,

•                  Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media, and

•                  No effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

Acknowledgment requirement – After reading this Code, please acknowledge that you have received access to and read this Code and that you understand your obligations to comply with the Code. Please note that this Code is effective immediately and you will be expected to comply with its provisions regardless of whether you acknowledge receipt.

If you have computer access, you will likely be able to submit your acknowledgment electronically. Information will be provided to you as to how to submit your electronic acknowledgment. If you do not have computer access, you should sign a copy of the acknowledgment form at the end of the Code and return it to your local Human Resources department.

PROTECTING ASSETS AND RESOURCES

THOMSON REUTERS ASSETS ARE TO BE USED FOR YOUR JOB AND SHOULD BE PROTECTED.

Thomson Reuters assets are highly valuable and are meant for business use. We all have a responsibility to protect and safeguard these assets from loss, theft, misuse, damage and waste in order to preserve their value.

Examples of Thomson Reuters assets – Thomson Reuters assets include, but are not limited to:

•                  Office supplies,

•                  Computer systems, equipment and technology (including laptops),

•                  Phones, copiers, scanners and fax machines,

•                  Books,

•                  Business plans,

•                  Intellectual property, such as software codes, licenses, ideas, concepts, content and inventions,

•                  Customer, supplier and distributor lists and information, including customer search or trading information,

•                  Buildings and other physical property, and

•                  The Thomson Reuters name, our various brand names and logos.

Thomson Reuters assets also include all memos, notes, lists, records and other documents (whether in paper or electronic format) that you make or compile relating to our business.

Proper use of assets – You should use our assets appropriately for legitimate and authorized business purposes. You should not access systems or information unless you’ve been authorized and enabled to do so, and the extent of your access must be consistent with the scope of your authorization. Thomson Reuters assets should never be used for illegal activities. Thomson Reuters allows and permits limited and occasional personal use of Thomson Reuters e-mail, messaging, the internet and phones if use is not excessive, does not interfere with work responsibilities or otherwise does not violate the Code.

Misappropriation of our assets is a breach of your duty to Thomson Reuters and may be an act of fraud against Thomson Reuters. Taking Thomson Reuters property from our facilities without permission is regarded as theft. In addition, carelessness or waste of Thomson Reuters assets may also be a breach of your duty to Thomson Reuters. If you become aware of loss, theft, misuse, damage or waste of our assets or have any questions about your proper use of them, you should speak with your manager or your Human Resources department.

Returning assets – If you leave Thomson Reuters, or upon Thomson Reuters’ request, you must return any and all of its assets in your possession.

Q:    We have a closet full of office supplies that contains things like computer paper, pens and notepads. Can I take some home with me? I can’t imagine anyone would miss what I need, which isn’t that much!

A:    Unless you are taking office supplies so you can work from home and your manager has approved it, this is not permitted. Taking home Thomson Reuters property, such as office supplies, can result in significant costs for Thomson Reuters.

USE OF COMPUTER AND COMMUNICATION SYSTEMS

USE OUR COMPUTER SYSTEMS AND VARIOUS FORMS OF COMMUNICATION PROPERLY AND APPROPRIATELY.

We provide e-mail, messaging, Internet and intranet access, telephones and other forms of communication to help you do your job. While these tools help many of us work more productively and efficiently, it’s everyone’s responsibility to help maintain the confidentiality, integrity and availability of our communications infrastructure.

Proper use of e–mail and communication systems – When using our forms of communication, please remember:

•                  These systems are for business purposes. However, Thomson Reuters does understand the need for limited and occasional use of our e-mail and messaging systems, the Internet, intranets and phones for personal purposes.

•                  Use good judgment when using our computer and communication systems. If Thomson Reuters becomes involved in litigation or an investigation, your electronic messages may have to be turned over to third parties. Electronic messages can sometimes be recovered even after you have deleted them. Thus, avoid careless, exaggerated or inaccurate statements that could be misunderstood or used against you or Thomson Reuters in a legal proceeding. Before you hit “send,” think and re-read.

•                  Don’t access, send or download any inappropriate content or information that could be offensive, insulting, derogatory or harassing to another person, such as sexually-explicit messages, jokes or ethnic or racial slurs.

•                  Don’t forward internal communications or send confidential materials outside of Thomson Reuters unless you are authorized to do so.

•                  Don’t violate intellectual property laws or compromise our network security by either installing or using unauthorized software, including peer-to-peer (P2P) or other similar types of file sharing applications that allow you to download music, video and/or image files or make internet-based phone calls.

•                  Instant messaging (IM) from your work computer is only permitted if you’re using Thomson Reuters products or as otherwise approved by your IT department or manager.

•                  Manage and keep confidential (do not share) your computer user IDs, passwords and authentication devices.

•                  Exercise caution when opening files attached to e-mail, especially those that are not business related or from a known source. If you have any concerns, you should not open the attachment and should forward the e-mail to your IT department.

•                  Be careful of outsiders asking for financial, customer or corporate information through e-mail or phone scams.

•                  The use of personal software on your work computer or modification of Thomson Reuters-provided software is not permitted unless approved by your IT department.

•                  Don’t use Thomson Reuters systems beyond your individual authority or in excess of that required to perform a job function.

•                  Don’t intentionally compromise or subvert Thomson Reuters security controls.

•                  Report any suspected computer security incidents to your local security officer or IT department immediately.

Privacy and Thomson Reuters review – Messages that you send and receive through the Internet, e-mail and other forms of electronic and paper communication are often the property of Thomson Reuters, and you should not have any expectation of privacy regarding these communications. Where permitted by applicable law, we reserve the right to review these communications at any time and to monitor your use.

Q:            Can I use the Thomson Reuters e-mail system to send personal messages to friends and family members?

A:           This is OK if the e-mails are limited and you’re primarily using our computer networks for business purposes. However, we recommend that you avoid sending messages that are highly personal from your work computer.

CONFLICTS OF INTEREST AND CORPORATE OPPORTUNITIES

AVOID ACTUAL AND POTENTIAL CONFLICTS OF INTEREST IN PERFORMING YOUR DUTIES FOR THOMSON REUTERS AND DO NOT ADVANCE PERSONAL INTERESTS AT THE EXPENSE OF THOMSON REUTERS.

We expect that you will act in the best interests of Thomson Reuters and avoid conflicts of interest by making reasoned and impartial decisions. A conflict of interest may arise whenever a personal interest interferes - or even appears to interfere with - the interests of Thomson Reuters. A conflict of interest can also arise when you take an action or have an interest that makes it difficult for you to perform your work objectively and effectively. While we respect your right to manage your personal business and investments, you should place Thomson Reuters’ interest in any business transaction ahead of any personal interest or gain when the opportunity to do so arises.

Identify and pre-clear conflicts – As an employee, it’s your responsibility to identify potential conflicts when they arise and to notify an appropriate manager or Human Resources representative if you are unsure whether a relationship or transaction poses a conflict before engaging in conduct or as soon as you learn of the potential conflict. An appropriate manager or Human Resources representative will be able to pre-clear or resolve certain conflicts, or will be able to contact someone else at Thomson Reuters who can. Each Thomson Reuters director is required to inform the Board of any potential or actual conflict of interest that he or she may have with Thomson Reuters.

Examples of conflicts – The following are examples of conflicts of interest that could arise, and are prohibited unless they have been pre-cleared or resolved in advance:

•                  You or someone with a close relationship with you receives improper personal benefits (such as cash, gifts, entertainment, services, discounts, loans, guarantees or being selected by Thomson Reuters as a supplier, consultant or business partner) as a result of your position at Thomson Reuters,

•                  Your work as an officer, director, employee or consultant to another company interferes with your ability to do your job at Thomson Reuters or the other company competes with Thomson Reuters,

•                  You take for yourself a business opportunity which you discovered through Thomson Reuters property or information or through your position at Thomson Reuters without first offering it to Thomson Reuters, if you believe that Thomson Reuters might reasonably have a business interest,

•                  You use Thomson Reuters property, information or your position at Thomson Reuters for personal gain,

•                  Someone with a close relationship with you is in a direct reporting relationship with you, or you have the ability to supervise, review or influence the job evaluation, hiring, pay or benefits of someone with a close relationship with you who also works at Thomson Reuters, or

•                  You allow any investments held by you or someone in a close relationship with you to influence you in your work for Thomson Reuters. Except under any arrangements made for employees by Thomson Reuters, you must not use any Thomson Reuters transaction for your own – or any other individual’s – personal investment purposes. This does not apply to the use of a Thomson Reuters product which is directed to the consumer market.

In addition, it may be a conflict of interest if you own, or someone with a close relationship with you owns, more than 1% of a competitor’s, customer’s or supplier’s stock. if someone with a close relationship with you works for a competitor, customer or supplier of Thomson Reuters, both of you should take special care to comply with the duties that each of you owe to your employer.

Keep in mind that not all conflicts are prohibited and the list above does not address every example. Some conflicts are permissible if they are disclosed and approved. Because it’s impossible to describe every potential conflict, we rely on your commitment to exercise sound judgment and to seek advice when appropriate.

Q:            What does “close relationship” mean for purposes of this policy?

A:           You are always presumed to be in a “close relationship” with members of your immediate family or household. “Close relationship” also includes a personal relationship between a supervisor and a subordinate that could influence objectivity. In addition, if your relationship with a cousin, more distant relative or friend could influence your objectivity, you should assume that you have a “close relationship” with that person as well.

WORKING FOR OTHER COMPANIES AND BOARD POSITIONS

OBTAIN ALL REQUIRED PERMISSIONS BEFORE YOU WORK FOR ANOTHER COMPANY OR JOIN THE BOARD OF DIRECTORS OF ANOTHER COMPANY.

Working outside of Thomson Reuters or serving as a director of another company may create a conflict of interest. Being a director or serving on a standing committee of some organizations, including government agencies, also may create a conflict.

Self-assessment – Before agreeing to work outside of Thomson Reuters (other than for certain family-owned businesses) or joining the board of a charity or non-profit organization, you should self-assess whether working outside of Thomson Reuters or joining a board would have the potential to be a conflict of interest, depending on the nature of the position and your involvement. When in doubt, you should seek advice from your manager.

The Reuters Trust Principles (see page 5 of the Code) should always be considered as part of any self-assessment. If you or your manager believe that the second job or position potentially conflicts with the Reuters Trust Principles, a further discussion should take place with a more senior manager, Human Resources representative or Thomson Reuters lawyer.

Before accepting an appointment to the board or a committee of any organization whose interests may conflict with Thomson Reuters’ interests, employees must receive written approval from a Thomson Reuters lawyer who supports their business or the Thomson Reuters General Counsel (if you are a Corporate employee). No employee may serve as a director of another publicly traded company unless you’ve received approval from the Corporate Governance Committee of the Thomson Reuters Board of Directors.

Permissible positions – Employees are permitted, however, to serve on private family businesses that have no relation to Thomson Reuters and its businesses. Prior approval is not required for these types of situations.

If you hold a position with an outside organization and if you speak publicly for the entity, you should ensure that you are seen as speaking on behalf of the entity or as an individual, and not on behalf of Thomson Reuters.

If you’re permitted to work outside of Thomson Reuters or join another company’s board, you may not divulge any confidential or strategic information about our businesses and must not vote on any board issues that are related to dealing with Thomson Reuters.

Any permitted outside work/positions should be separated from your position at Thomson Reuters and generally should not be done on Thomson Reuters time or using Thomson Reuters equipment, property, information or supplies. Your outside work/position should not interfere with or prevent you from devoting the time and effort needed to fulfill your primary duties and obligations as a Thomson Reuters employee and the business must not compete with Thomson Reuters.

CONFIDENTIAL INFORMATION

PROTECT THE CONFIDENTIALITY OF NONPUBLIC INFORMATION ABOUT THOMSON REUTERS.

As part of your job or position, you may learn or have access to nonpublic or inside information relating to Thomson Reuters businesses, operations or technology. If information is not in the public domain, you should treat it as confidential. You should not share confidential information with anyone, including individuals within Thomson Reuters, unless there is a legitimate “need-to-know” and you are authorized to do so. Improper disclosure of confidential information could put us at a competitive disadvantage or could hurt or embarrass Thomson Reuters or other employees.

Examples of confidential information – Confidential information includes some of our most valuable assets, such as the following examples:

•      Trade secrets,

•      Pricing policies and information,

•      Business or strategic operating plans and outlooks,

•      Nonpublic financial information about Thomson Reuters or our customers and business partners,

•      New product, brand or marketing studies, developments, plans or forecasts,

•      Customer data, including contact details, specifications and preferences,

•      Contracts and agreements, including terms such as expiration dates, any exclusivity provisions and financial conditions,

•      Subscription lists,

•      Employee lists with contact information,

•      Software or computer programs,

•      Merger, acquisition or divestiture plans, and

•      Personnel plans or major management changes.

Safeguarding confidential information – if you have confidential information, you should store or safeguard it where unauthorized people cannot see or access it. You should use caution if you discuss confidential information in elevators, restaurants, airplanes or other places where your conversation may be overheard. Also use care when speaking in front of family members, who may not know that you are discussing confidential information and may later inadvertently disclose it to others. You should also be careful not to leave confidential information in unattended conference rooms, or discard confidential information in a public place where others can retrieve it. In addition, use good judgment when using cell phones, laptops, wireless devices and any forms of unsecured communications.

Your obligation to safeguard Thomson Reuters’ nonpublic information or other confidential information applies to you even after you leave Thomson Reuters for as long as the information remains confidential and is not generally available to the public.

You should only disclose confidential information outside of Thomson Reuters after appropriate steps have been taken, such as obtaining written authorization to do so and signing a confidentiality agreement or non-disclosure agreement (NDA) to prevent misuse of the information.

CONFIDENTIAL INFORMATION

PROTECT THE CONFIDENTIALITY OF NONPUBLIC INFORMATION ABOUT CUSTOMERS AND OTHERS.

Customer information and privacy – We also respect confidential information regarding other companies - especially our customers. If you learn of confidential information about another company in the course of your job or as a result of your position (and you do not report on this information as a Thomson Reuters employee), you should protect it the same way that you would confidential information about Thomson Reuters. Many countries have data protection and privacy laws that affect the collection, use and transfer of personal customer information. This is a rapidly changing area of law, and you should consult with a Thomson Reuters lawyer who supports your business if you have any questions regarding appropriate uses of customer information.

Disclosure of confidential information can be harmful to Thomson Reuters and could be the basis for legal action against Thomson Reuters and/or the employee responsible for the disclosure.

You should be aware that if you misuse or improperly disclose confidential information of Thomson Reuters or another person or company, you could be subject to civil or criminal penalties as well as public censure.

Q:    How can I better protect confidential information?

A:    Some suggestions include: (1) put sensitive documents in locked files or drawers; (2) set up password protection on your computer if you leave your desk for a period of time; (3) periodically change your computer passwords; (4) make sure that there are nondisclosure or confidentiality agreements in place before you share any confidential information with third parties; and (5) use encryption for electronic files during storage and transmission.

Q:    Does this policy restrict me from mentioning Thomson Reuters in a personal blog?

A:    It’s ok to mention Thomson Reuters in a personal blog. However, if you maintain a personal blog, it should not contain or discuss any confidential or nonpublic information about Thomson Reuters, our customers or other people or companies that we do business with. You should not cite or reference customers, employees or business associates without their approval. If your blog mentions Thomson Reuters, it should be clear that any opinions that you express are your own, and not those of Thomson Reuters. Even then, you should be mindful of the Trust Principles in discussing Thomson Reuters or any of its competitors. Further, personal blogs should never be used for internal communications among fellow employees and you should not use a personal blog to air any differences with co-workers, Thomson Reuters or people or companies that we do business with. Some Thomson Reuters businesses may have their own supplemental policies and guidelines on blogging.

Q:    If I use a laptop, what can I do to help prevent against the risk of data or information thefts?

A:    Some recommendations include: (1) don’t let your laptop out of sight in a public location; (2) don’t check your laptop with your baggage when traveling by air; (3) keep an eye out when going through airport security screening – thieves working in pairs are experienced at distracting people with laptops; (4) if you take a laptop with you, a nondescript bag will draw less attention than a traditional laptop bag; (5) if you need to put your laptop down, try to put it in front of you, and not behind you or to your side; (6) if you need to leave your laptop in your car, lock it in the trunk; (7) when traveling with highly sensitive information, consider using a removable hard drive and packing it separately; (8) lock up your laptop whenever possible; (9) routinely back up your laptop to the network; and (10) if you store highly sensitive personal information about Thomson Reuters employees or customers on your laptop, such as social security numbers or credit card numbers, you should make sure that this information is encrypted. If you lose or misplace a laptop, report it immediately to your local IT or Security department.

ACCURACY OF RECORDS AND INFORMATION REPORTING

KEEP COMPLETE, ACCURATE AND RELIABLE RECORDS.

Proper financial and accounting recordkeeping – Our financial and accounting records are used to produce reports for Thomson Reuters’ management, directors, shareholders, governmental and regulatory authorities and others. Therefore, we must all protect Thomson Reuters’ reputation for integrity by ensuring complete and accurate financial and accounting records that are not misleading. Implementing appropriate control systems helps to make sure this happens.

•      All of your books, records and accounts - including time sheets, sales records, invoices, bills and expense reports - must be complete, accurate and reliable.

•      Unrecorded, undisclosed or “off-the-books” funds or assets should not be kept for any purpose.

•      Never falsify any document or distort the facts relating to a particular transaction.

•      Transactions should be recorded in a timely manner and supported by appropriate documentation.

•      You should not incur or pay the costs of anything using Thomson Reuters funds if the incurrence or payment is not authorized by your manager or supervisor or is not reimbursable.

•      Financial records that reflect Thomson Reuters’ activities and transactions should be maintained in accordance with Thomson Reuters’ accounting policies and procedures and in compliance with applicable standards, laws and regulations.

External Thomson Reuters disclosure – We also require full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to securities regulatory authorities and stock exchanges, as well as in other public communications made by Thomson Reuters. If you’re involved in the preparation of Thomson Reuters’ public disclosures, or if you provide information as part of the process, you have a responsibility to ensure that disclosures and information are provided in compliance with Thomson Reuters’ disclosure controls and procedures and our related disclosure policies.

Q:    It’s the last week of the 1st quarter. In order to stay within our budget, I’m thinking about booking certain expenses in the 2nd quarter for supplies and other materials that we received earlier this month. Can I do this?

A:    Absolutely not. All expenses and revenues must be recorded in the period that they are incurred or realized.

Q:    I was on a business trip and misplaced a few receipts for cash that I paid for taxis and meals. Can I still get reimbursed if I don’t have anything to document my expenses?

A:    Maybe. If you accidentally lost your receipts, you should review the travel and entertainment (T&E) policies that apply to you and contact your manager to find out whether you can be reimbursed. For expenses in excess of a particular amount, our policies or your manager may refuse reimbursement without receipts. Even if you are allowed to be reimbursed, any documentation that you are required to produce must accurately reflect your expenses. It is never acceptable to create a false, misleading or erroneous expense for reimbursement.

ACCOUNTING, AUDITING OR DISCLOSURE CONCERNS AND FRAUD REPORTING

PROMPTLY REPORT ANY ACCOUNTING, AUDITING OR DISCLOSURE CONCERNS THAT YOU MAY HAVE OR FRAUD THAT YOU BECOME AWARE OF.

We all have a responsibility to submit good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or controls. In order to facilitate the reporting of employee complaints, the Audit Committee of the Thomson Reuters Board of Directors has established procedures for:

•      The receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters and disclosure controls, and

•      The confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters or disclosure controls.

Examples of accounting and auditing issues to report – You should promptly report any complaints and concerns relating to accounting, internal accounting controls or auditing matters, which may include actions involving:

•      Fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record of Thomson Reuters,

•      Deficiencies in, or noncompliance with, Thomson Reuters’ internal accounting controls,

•      Misrepresentation or false statements to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of Thomson Reuters, or

•      Deviations from full and fair reporting of Thomson Reuters’ financial condition.

Examples of fraud to report – You should report any other types of fraud or dishonest activity that you become aware of, or have good faith suspicions about. Examples include:

•      Questionable appointments of, or payments to, vendors, agents or consultants whose backgrounds and/or qualifications have not been adequately investigated in accordance with Thomson Reuters policies,

•      Forgeries or other alterations of documents,

•      Billings made higher or lower than normal prices for products or services at a customer’s or vendor’s request,

•      Payments made for any reason other than as described in a contract or other documentation,

•      Payments made through intermediaries that deviate from ordinary business transactions,

•      Transfers to, or deposits in the bank account of an individual, rather than in a company account or the account of a company with which we are doing business, or

•      Embezzlement, theft or misappropriation of Thomson Reuters’ assets or customer assets that we have been entrusted with.

In addition, it is unlawful to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant who is auditing our financial statements.

Please refer to the section “Questions & How to Report Concerns & Violations” on page 32 of this Code for more information about how to make accounting, auditing, disclosure or fraud-related complaints, including how to do so confidentially and anonymously if you desire.

Q:    If I suspect that someone in my business may be involved in fraudulent or dishonest conduct, can I investigate it myself?

A:    No. You should promptly report your concerns to your manager, the Thomson Reuters Corporate Compliance and Audit department, a Thomson Reuters lawyer or the Thomson Reuters Helpline. You should not initiate a fraud investigation on your own. Generally speaking, the Thomson Reuters Corporate Compliance and Audit department and/or the Thomson Reuters Legal department will be responsible for determining whether an internal investigation is warranted, and if so, will select an appropriate investigation team and determine the nature and scope of the investigation.

RECORDS MANAGEMENT

COMPLY WITH RECORDS MANAGEMENT POLICIES APPLICABLE TO YOU AND DON’T DESTROY OR FALSIFY DOCUMENTS OR E-MAILS IF YOU LEARN OF LITIGATION OR INVESTIGATIONS.

Our information and records are valuable corporate assets and must be managed with due care. Additionally, we must comply with legal and regulatory requirements that relate to document and record retention and disposition. As a result, we have an established policy for properly caring for, storing, retrieving and disposing of Thomson Reuters records. You should manage our records and information in a manner that ensures:

•      Consistently organized filing, storage and retrieval of recorded information,

•      Record maintenance in whatever media satisfies legal, fiscal, regulatory and operational requirements,

•      Protection of records (including backups),

•      Needed documentation in the event of litigation, and

•      Proper and timely disposal of records no longer of value, both in paper and electronic format.

Thomson Reuters has a records retention schedule that identifies by title each category of records it maintains. A retention schedule typically outlines by record category:

•      A description of the types and classes of records to be retained,

•      When the retention period begins, and

•      The lengths of time records are to be retained.

If you are informed about pending or threatened litigation or a governmental investigation, you may not destroy any records (including e-mails) unless you have been authorized to do so by a Thomson Reuters lawyer. It may be a criminal offense to destroy or falsify documents or e-mails that are subject to a subpoena or other legal process. Any employee who fails to comply with this policy, as well as applicable regulations and laws, is subject to termination and may also face criminal or civil prosecution, with possible fines and prison terms.

You should contact the Records Coordinator for your business or department or the Thomson Reuters Records Management department if you need more information or have questions about retention policies applicable to you, and you should familiarize yourself with what’s required. If you have any legal questions about whether a document should be retained, you should confer with a Thomson Reuters lawyer who supports your business before proceeding.

Q:    How long do I need to retain e-mails?

A:    If there is no business reason to keep an e-mail message and if there is no legal or regulatory obligation to retain it, it should be deleted. If you are subject to a “legal hold,” you should always retain e-mails until you’ve been notified by a Thomson Reuters lawyer that the hold has ended.

MEDIA, PUBLIC AND GOVERNMENTAL INQUIRIES

DON’T SPEAK ON BEHALF OF THOMSON REUTERS UNLESS YOU ARE AUTHORIZED TO DO SO.

In order to state our positions and views in a consistent manner, we have professionals at Thomson Reuters who are trained and qualified to release information to the public. When members of the media, shareholders, financial analysts or government authorities contact Thomson Reuters to request information, the response can have far-reaching implications, including effects on the Thomson Reuters stock price and Thomson Reuters’ ability to compete. When we provide information on our products, operational strategies or financial results, we must ensure both that the information is accurate and that Thomson Reuters is ready to “go public” with that information.

In addition, we must comply with the requirements of securities regulatory authorities and stock exchanges about how and when we disclose information. For these reasons, it is critical that only authorized persons speak on behalf of Thomson Reuters.

External requests for information – If you receive a request for information from outside Thomson Reuters (even if it seems like a simple request or innocent question), you must forward it to the appropriate department if you are not authorized to speak on behalf of Thomson Reuters.

Public speaking and publications – Additionally, before publishing, making a speech or giving an interview in your capacity as a Thomson Reuters employee or executive or if a publication, speech or interview might in any way be connected to your position at Thomson Reuters, you should obtain approval from your Media/Public Relations or Communications department.

Inquiry from:	Refer to:

Financial community or shareholders	Investor Relations (IR)

News or media	Media/Public Relations (PR)

Regulatory and governmental agencies	Legal department

Elected officials	Media/Public Relations (PR)

Persons seeking employment information	Human Resources (HR)

Q:    What should I do if I get a call from the media asking me for information about a proposed acquisition that Thomson Reuters announced through a press release? Is it OK for me to comment since the news is public?

A:    You should refer the call to your Media/Public Relations department (even if the information is public) unless you are authorized to speak on behalf of Thomson Reuters. Even if Thomson Reuters has made a public announcement about a development or transaction, you should not comment.

Q:    A trade magazine wants to do a feature on one of our new products. Can I speak to the reporter who’s writing the story?

A:    You can only comment on or provide press interviews about our products or services if you have been authorized to do so. Otherwise, you should refer the call to someone who is authorized to speak on behalf of Thomson Reuters.

Q:    Can I comment or respond to comments about Thomson Reuters or any of our businesses in a blog, online chat room or bulletin board?

A:    You should not post any information about Thomson Reuters or our businesses, including comments about our products, stock performance, operational strategies, financial results, customers or competitors, even in response to a false statement or question. Refer these matters to your Communications department so we can appropriately investigate or address the issue.

POLITICAL AND CHARITABLE CONDUCT AND CONTRIBUTIONS

POLITICAL CONTRIBUTIONS MADE ON BEHALF OF THOMSON REUTERS ARE NOT PERMITTED. CHARITABLE CONTRIBUTIONS MADE ON BEHALF OF THOMSON REUTERS REQUIRE APPROVAL.

Political conduct and contributions – We strongly support and Thomson Reuters respect your personal right to participate in political activities. No one at Thomson Reuters may require you to contribute to, support or oppose any political group or candidate.

Thomson Reuters does not give support – directly or indirectly – to any political party or group nor does it take sides in national or international conflicts or disputes. In keeping with this policy, you must not identify the name of Thomson Reuters (or any of our businesses) with any political party or group or any one side in such conflicts or disputes.

You should also be aware that:

•      Employees are not reimbursed for personal political contributions, and compensation will not be increased or otherwise adjusted to reflect political contributions made.

•      If you publicly express political views, you should make it clear that they are individual, personal views and not those of Thomson Reuters.

•      You must notify a Thomson Reuters lawyer who supports your business if you plan to campaign for, or serve in, public office, and avoid conflicts of interest by excusing yourself from any political matters involving Thomson Reuters if you do so.

We may discuss various issues and topics with government officials regarding the possible impact to us of proposed laws, rules or regulations. If you’re in doubt as to whether a particular action might compromise our impartiality, you should consult with your manager or a Thomson Reuters lawyer who supports your business.

Charitable conduct and contributions – We encourage employees to contribute personal time and resources to charities and non-profit organizations. However, if you are affiliated with a charity or nonprofit organization that seeks to do business with, or receive donations, assets or services from Thomson Reuters, you should disclose this to your manager and obtain the appropriate approval from your business. In-kind donations, such as equipment, should be approved by your Tax and Finance departments. Any donations of technology equipment should also be approved by your IT department.

Q:    Can I volunteer some of my time for a local political campaign?

A:    Yes, though special rules may apply to certain employees of Thomson Reuters. Any permitted volunteering should generally take place outside of working hours at Thomson Reuters.

EQUAL EMPLOYMENT OPPORTUNITIES

WE PROVIDE A WORKPLACE THAT OFFERS EQUAL EMPLOYMENT OPPORTUNITIES.

Our commitment – We are committed to providing equal employment opportunities for all persons regardless of:

•      Race,

•      Color,

•      Religion,

•      Sex/gender, including pregnancy,

•      Age,

•      Marital status,

•      Sexual orientation,

•      National origin,

•      Citizenship status,

•      Disability,

•      Veteran status, or

•      Any other classification protected by applicable federal, state, provincial or local laws.

Our management is dedicated to ensuring the fulfillment of this policy with respect to hiring, discharge, compensation, promotion, classification, training, apprenticeship, referral for employment, or other terms, conditions and privileges of employment. We comply with applicable laws governing nondiscrimination in every location in which we have facilities.

Reasonable accommodation – Thomson Reuters is committed to reasonably accommodating qualified individuals with disabilities in order to provide employment opportunities for them. Thomson Reuters is also committed to reasonably accommodating employees’ sincerely held religious practices.

For purposes of this policy, a “reasonable accommodation” is a modification or adjustment to a job, the work environment, or the way things usually are done that does not pose an undue hardship to Thomson Reuters.

If you believe you have a disability that may require an accommodation to perform the essential functions of your position or need a religious accommodation, you should contact your Human Resources department or manager to request an accommodation. Thomson Reuters will work with you to identify any reasonable accommodations.

Q:    I am planning to promote one of two employees. One is a man, and the other is a woman who has been talking in the office from time to time about her plans to eventually start a family. Can I promote the man if I think the woman is likely to have children soon and might leave Thomson Reuters?

A:    No, this would be a violation of our policy. In the United States, for example, a promotion based on these facts would also violate applicable laws.

Q:    I’m under a lot of pressure to meet my sales quota and am getting stressed out. Can I request that my quota be reduced as an accommodation?

A:    Everyone has some aspect of stress in his or her life, from job, family, etc. Stress for a person without a disability generally does not require an accommodation and it would not be reasonable to reduce the employee’s quota in this instance. You should discuss the achievability of a quota with your manager if you have concerns.

DISCRIMINATION AND HARASSMENT

YOU’RE EXPECTED TO CREATE A WORK ENVIRONMENT THAT’S FREE OF DISCRIMINATION, HARASSMENT AND INAPPROPRIATE CONDUCT.

Zero tolerance policy – Thomson Reuters is committed to ensuring that its employees work in a safe and respectful environment where high value is put on equality, fairness, respect, courtesy and dignity. Thomson Reuters has zero tolerance for unlawful discrimination or harassment, whether committed by an employee, supervisor, customer, vendor, supplier, consultant, visitor or any other person on Thomson Reuters premises or conducting Thomson Reuters business, regardless of location. Zero tolerance means that Thomson Reuters will take immediate and appropriate action if a violation of this policy occurs, which may result in disciplinary action, up to, and including, termination.

Any form of discrimination or harassment on the basis of race, color, religion, age, sex/gender (including pregnancy), marital status, sexual orientation, national origin, citizenship status, disability, veteran status or any other classification protected by applicable federal, state, provincial or local laws is a violation of this policy and will be treated as a disciplinary matter. Further, in order to provide a respectful and professional workplace, conduct that does not violate the law, but that is inappropriate in the workplace, is also prohibited.

Harassment – While it’s not easy to define harassment, it includes verbal, visual or physical conduct that:

•      Has the purpose or effect of creating an intimidating, hostile or offensive work environment or unreasonably interfering with an individual’s work performance, or

•      Otherwise adversely affects an individual’s employment opportunities.

Examples of conduct that may be regarded as harassment include:

•      Using slurs, disparaging remarks, off-color jokes, insults, vulgar language, epithets and teasing,

•      Displaying offensive posters, symbols, cartoons, drawings, computer displays or e-mails, or

•      Threatening another person, or blocking someone’s way.

Sexual harassment includes conduct of a sexual nature where:

•      Submission to the conduct is made an explicit or implicit term or condition of employment,

•      Submission to, or rejection of advances is used as the basis of employment or advancement decisions, or

•      The purpose or effect of the conduct creates an intimidating, hostile or offensive work environment or unreasonably interferes with an individual’s work performance.

Sexual harassment can include all of the examples of harassment described above. Other examples of conduct that may be regarded as sexual harassment include:

•      Unwelcome propositions, demands or advances of a sexual nature,

•      Unwelcome physical contact, such as hugging, kissing, grabbing, pinching, patting or brushing against another person,

•      Inappropriate remarks about a person’s body or appearance, sexual gestures or comments, or unwanted verbal or physical flirtation, or

•      Vulgar or obscene gestures, language or comments.

DISCRIMINATION AND HARASSMENT

REPORT CONCERNS ABOUT DISCRIMINATION AND HARASSMENT.

Prevention and reporting – if you believe that you have been subjected to discrimination or harassment, you should report your concerns to your manager or Human Resources representative and cooperate in any investigation that is conducted. Alternatively, if you are uncomfortable speaking with your manager or Human Resources, or require an anonymous or confidential outlet, you can also contact the Thomson Reuters Helpline. In certain countries outside of the United States, the Helpline cannot be used to report discrimination/harassment due to privacy and legal restrictions. You should not allow an inappropriate situation to continue by not reporting it, regardless of who is creating the situation. Every supervisor or manager who learns of an employee’s concern about harassment or discrimination, whether in a formal complaint or informally, must immediately report the issues raised to their Human Resources representative.

Investigation process – Every report of discrimination or harassment will be promptly and thoroughly investigated. We will attempt to keep the investigation confidential to the extent possible. During the investigation, we will generally interview the complainant and the individual(s) about whom he/she complained and we will conduct additional interviews as necessary.

No retaliation – We prohibit any form of retaliation against individuals who make good faith reports of alleged harassment or discrimination or otherwise cooperate in the investigation of such reports. However, we reserve the right to discipline you if you make an accusation without a reasonable good faith belief in the truth or accuracy of the information or if you knowingly provide or make false information or accusations. If you believe that you have been retaliated against, you should use the reporting procedures outlined in this Code. in accordance with our Code, we will take appropriate disciplinary action for any such retaliation, up to and including termination.

Q:    I usually meet one of our suppliers every few months to discuss our upcoming requirements. One salesperson in particular regularly jokes around a lot and often tells me how sexy he thinks that I look. I don’t find this welcome. Can I do anything about this?

A:    Thomson Reuters prohibits harassment and discrimination by our employees, as well as by individuals with whom we have a business relationship. If you find the conduct of a supplier’s salesperson offensive, you should tell the salesperson that you feel this way, if you are comfortable doing so. if you do not feel comfortable doing this, or if he fails to listen to you, you should tell your manager or Human Resources representative of your concerns so we can take steps to address your concerns.

Q:    Does this policy on discrimination and harassment apply outside of Canada, the United Kingdom and the United States?

A:    Yes. Thomson Reuters believes that its employees throughout the world should have a safe and respectful work environment. These standards apply even where the law may not directly address the conduct.

SAFE WORKING CONDITIONS

WE ARE COMMITTED TO ENSURING THE HEALTH AND SAFETY OF OUR EMPLOYEES.

Thomson Reuters endeavors to provide a healthy and safe work environment for its employees. in this regard, we must:

•      Comply strictly with the letter and spirit of applicable occupational, health and safety laws and the public policies they represent,

•      Follow work instructions or procedures on health and safety laws, regulations and risk management, and

•      Be sure our work environment is safe.

If you have any concerns, contact your manager, Human Resources representative or facilities manager.

Workplace violence and hostility – In addition, we must not:

•      Threaten or intentionally injure other people or property. It is the intent of this policy to ensure that everyone associated with Thomson Reuters as well as our customers and business partners never feels threatened by an employee’s actions or conduct, or

•      Possess or use weapons or firearms or any type of dangerous/combustible materials in Thomson Reuters facilities or at Thomson Reuters-sponsored functions unless you are authorized by Thomson Reuters and the law to do so.

Prohibited conduct examples – The following are examples of conduct which is prohibited by this policy:

•      Hitting or shoving an individual,

•      Making or sending harassing or threatening statements, telephone calls, e-mails or letters, and

•      Stalking, following or acting with the intent of creating fear in another person.

Thomson Reuters has zero tolerance for acts of violence, threats of violence, acts of intimidation and hostility toward another person or group of persons. Promptly report to your manager or Human Resources department any accident, injury or unsafe equipment, practices or conditions, violent behavior or weapons possession.

Q:    One of my co-workers has a hacking cough and I’m afraid he’s got something that may be contagious. What should I do?

A:    You should report your concerns to your manager or Human Resources representative. We need to be mindful of the privacy rights of our employees, but will investigate to see whether there is reason to believe the individual poses a threat to the health and safety of himself or our employees.

DRUGS AND ALCOHOL

DON’T USE ILLEGAL DRUGS, MISUSE ALCOHOL OR ABUSE PRESCRIPTION DRUGS WHILE CONDUCTING THOMSON REUTERS BUSINESS.

Alcohol and drugs can impair your ability to work effectively and can endanger you and those around you. Thomson Reuters prohibits the possession, use, purchase, sale, attempted sale, distribution or manufacturing of illegal drugs in the workplace, including non-prescription controlled substances, as well as the abuse/misuse of alcohol and illegal and prescription drugs, while conducting Thomson Reuters business on or off our premises.

You should not report for work with levels of alcohol in your system that could impair job performance. Unless specifically authorized by Thomson Reuters, you may not possess or use alcohol while on Thomson Reuters premises. If you are at a Thomson Reuters-sponsored or customer-sponsored function, use good judgment when consuming alcohol. If you have any doubt about your ability to drive, you shouldn’t. Instead, you should make other arrangements such as calling a taxi or car service or asking a colleague for a ride.

Employees who violate this policy will be subject to disciplinary action, up to and including termination. As involvement with certain drugs is illegal, violations of this policy could also subject you to arrest and prosecution by law enforcement agencies.

Where allowable by law, Thomson Reuters reserves the right to take appropriate steps to investigate compliance, including but not limited to drug and/or alcohol testing by qualified medical professionals and searches in the workplace.

Q:    Is there somewhere I can go for help or counseling related to alcohol or drugs?

A:    If you are experiencing a difficult personal problem, such as alcoholism or drug abuse (or even something unrelated - such as marital or family distress), we encourage you to use the Employee Assistance Program or LifeWorks. Any information that you may share with them is confidential. If you are located in a country that does not have an Employee Assistance Program or LifeWorks, you should feel free to contact your Human Resources representative for information about similar services that may be available in your location.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

KNOW AND COMPLY WITH LAWS, RULES AND REGULATIONS APPLICABLE TO YOUR JOB OR POSITION.

As a global organization, we are subject to numerous laws, rules and regulations. While we don’t expect you to be a legal expert, you are expected to understand and comply with laws, rules and regulations applicable to your job or position and know when to seek advice from your manager or a Thomson Reuters lawyer who supports your business. Any violation of laws, rules or regulations applicable to us could jeopardize our reputation. Fraud, dishonesty or criminal conduct will not be tolerated.

As is appropriate for your job responsibilities and position, you should:

•      Learn about laws, rules and regulations that affect what you do at Thomson Reuters,

•      Attend periodic training and seek to keep informed about any relevant legal or regulatory developments, and

•      Consult with a Thomson Reuters lawyer who supports your business if you have any questions about the applicability, existence or interpretation of any law, rule or regulation.

Comply with applicable trade restrictions, export controls and boycotts – Trade restrictions and boycotts may restrict our ability to do business with particular countries, entities or individuals. The United States, United Kingdom, Canada and other countries maintain lists of these countries, entities and individuals. In some instances, specific licenses or authorizations must be received before we export certain products, software or technologies to specified countries, entities or individuals. In short, you should know your customers and others with whom we do business.

Comply with environmental laws and regulations that apply to Thomson Reuters – You have a responsibility to conduct our operations in a manner that complies with environmental laws and regulations, and which minimizes any adverse effect on the environment. We believe that protecting the environment is an important part of being a good corporate citizen. If your job involves contact with regulated materials or if you’re involved in decisions about them, you should understand how those materials can be safely handled to protect you and your fellow employees from harm.

Local customs – We must recognize the interests of the places in which we do business. In addition to obeying laws and regulations, you should also respect the local customs of host countries (but not if doing so would violate applicable laws).

Reporting – If you find yourself in a position that you believe may violate a law, regulation, this Code or another Thomson Reuters policy, you should report the violation or what you believe or suspect is a possible violation. You can report your concerns to a manager, your Human Resources department or a Thomson Reuters lawyer who supports your business. Alternatively, you can choose to report confidentially and anonymously, as discussed in the section “Questions & How to Report Concerns & Violations” on page 32 of this Code.

Q:    I’m looking for a summary of a law that I understand is applicable to my business. Who should I contact for information?

A:    You should initially call a Thomson Reuters lawyer who supports your business to see how he or she can assist you.

Q:    We just received a draft contract from a company that we’re hoping to do business with, and I’m not sure if the terms are “standard.” Who should I contact to discuss my legal questions?

A:    You should contact the Thomson Reuters lawyer or contract administrator who supports your business.

SECURITIES LAWS AND INSIDER TRADING

DON’T TRADE IN, OR ENCOURAGE ANOTHER PERSON TO TRADE IN, THOMSON REUTERS SECURITIES IF YOU POSSESS MATERIAL NONPUBLIC INFORMATION.

A number of our officers, directors and employees have access to nonpublic information about Thomson Reuters or other companies that is not known by people outside of Thomson Reuters. No officer, director or employee of Thomson Reuters or any of its businesses may trade in, or encourage another person to trade in, Thomson Reuters securities while in possession of material nonpublic information. Trading based on material nonpublic information is a violation of the law and can result in severe penalties. Material nonpublic information is akin to inside information.

Material information –“Material” information is any information directly or indirectly relating to the business, affairs or securities of Thomson Reuters that would, if generally available, reasonably be expected to:

•      Result in a significant change in, or a significant effect on, the market price or value of any Thomson Reuters securities, or

•      Have a significant influence on a reasonable investor’s investment decisions.

Nonpublic information – “Nonpublic” information is information that is not generally known or available to the investing public through a press release, web posting, securities filing, distribution to shareholders, widely reported media coverage or otherwise. The circulation of rumors, or “talk on the street,” even if accurate, is not considered public disclosure.

Common examples – The most common example of “material nonpublic information” about Thomson Reuters is information about its earnings or financial performance that has not yet been publicly disclosed. Material nonpublic information can be either positive or negative. Other examples of material nonpublic information may include:

•      A significant change in Thomson Reuters’ business operations, projections or strategic plans,

•      A potential merger, acquisition or restructuring,

•      A potential sale of significant assets or subsidiaries,

•      The gain or loss of a major supplier, customer or contract,

•      The introduction of a new significant product or service, or upcoming significant product or service developments,

•      A significant pricing change in Thomson Reuters’ products or services,

•      A declaration of a stock split, a public or private securities offering by Thomson Reuters or a change in its dividend policies or amounts,

•      A change in senior management or the Thomson Reuters Board of Directors,

•      Major changes in accounting methods, or

•      An actual or threatened major lawsuit or material government and regulatory investigation.

If you are not sure whether information is material or nonpublic (or whether information is still material or nonpublic), consult with a Thomson Reuters lawyer who supports your business for guidance before engaging in any transaction in Thomson Reuters securities.

Don’t tip information to others – You should be careful not to knowingly or unintentionally disclose material nonpublic information about Thomson Reuters to other persons, such as relatives or friends, who may trade on the basis of the information or disclose the information to others. Securities laws also prohibit trades made on the basis of these “tips.” In addition, you should avoid trading in puts and calls relating to Thomson Reuters securities.

SECURITIES LAWS AND INSIDER TRADING

DON’T TRADE IN, OR ENCOURAGE ANOTHER PERSON TO TRADE IN, THE SECURITIES OF OTHER COMPANIES IF YOU POSSESS MATERIAL NONPUBLIC INFORMATION.

If you have material information about a customer, supplier or other company with which Thomson Reuters does business or is negotiating a significant transaction or agreement that is not known to the investing public, you should not buy or sell securities of that company until the information has become public or is no longer material.

In addition to the restrictions discussed in this section, Thomson Reuters has designated certain persons as “Thomson Reuters Insiders” because of their position in Thomson Reuters or their actual or potential access to material financial information. “Thomson Reuters Insiders” are subject to additional restrictions in terms of their ability to buy, sell or trade Thomson Reuters securities. The Thomson Reuters General Counsel will notify you if you are a “Thomson Reuters Insider.”

For more information on insider trading, you should consult the full text of our insider trading policy. If you do not have access to our intranet, theLink, you can obtain a copy of it from your Human Resources department.

Q:    As part of my job, I’ve recently learned a lot about one of our customers, whose stock is publicly traded. For example, I found out that the customer’s revenues for last year are much higher than what the public is expecting to be announced. Can I buy some of their stock at this time?

A:    No. Using material nonpublic information to buy or sell securities is a violation of the Code and insider trading laws. If you commit insider trading, you could lose your job and possibly face fines and/or jail time.

INTELLECTUAL PROPERTY

PROTECT ALL INTELLECTUAL PROPERTY OWNED BY THOMSON REUTERS AND RESPECT THE RIGHTS OF OTHER COMPANIES.

Our brand identity and intellectual property are among our most valuable assets and are essential to maintaining our competitive advantages. These include the Thomson Reuters name, logo, copyrights, patents, trademarks, service marks, trade secrets, processes, innovations, content, software and moral rights. It is extremely important that we protect these assets and honor those of third parties.

Intellectual property of Thomson Reuters

•      Thomson Reuters generally owns intellectual property that you create as a Thomson Reuters employee, or using Thomson Reuters resources. Publications, documentation, software, creative materials and other works of authorship that you develop for Thomson Reuters are some of the types of materials that can be protected by copyright.

•      From time to time, you may also create, discover or develop methods, processes, systems or other patentable inventions while performing your Thomson Reuters job responsibilities or utilizing information or resources available to you in connection with your employment at Thomson Reuters. Since we may want to protect some of your inventions with patents, it’s important that you promptly disclose them to Thomson Reuters. Inventions also include improvements, designs, ideas, technologies, programs and other works.

•      To the extent permitted by law, you agree that all such intellectual property, whether or not patentable or protectable by copyright, trademark or trade secret, is considered owned by Thomson Reuters. If applicable law considers you the owner of the intellectual property, then you agree to transfer or assign ownership to Thomson Reuters.

•      All moral rights that you may have under applicable law in or related to works and other matter, and all intellectual property related thereto that you create or make in the course of employment with Thomson Reuters, or which is within the scope of Thomson Reuters’ business interests, are irrevocably waived by you in favor of Thomson Reuters.

•      Where permitted by applicable law, intellectual property created for us by contractors or agents is the property of Thomson Reuters as a work-for-hire.

•      You should report any unauthorized use of Thomson Reuters’ copyrights, patents, trademarks, service marks or other intellectual property to your manager or a Thomson Reuters lawyer who supports your business.

•      You should put copyright notices on all Thomson Reuters materials, information, products, services and other documents or products intended for public distribution or circulation.

Intellectual property of third parties

•      You should get written permission to use a third party’s copyrights, patents, trademarks, service marks or other intellectual property. If you want or need to use intellectual property that belongs to someone else, we must obtain a license to use the property or purchase the outright ownership of the property.

•      You should neither make copies of, nor publish any copyright- protected materials until we have obtained written permission from the holder and determined that copying or publishing is legally permitted.

•      You should neither copy nor distribute a third party’s software or related documentation without ensuring that the licensing agreement permits copying or distribution.

•      Some Thomson Reuters businesses have groups or departments that oversee our compliance in using rights held by third parties. If you are uncertain whom to contact, please consult with a Thomson Reuters lawyer who supports your business.

Q:    We came across some interesting information in a public database. Can we include it in one of our products without obtaining a permission or consent?

A:    The information might still be subject to IP protection. You should consult with a Thomson Reuters lawyer who supports your business, as the answer will likely depend on the facts and circumstances.

Q:    What is a “moral right”?

A:    Moral rights are related to intellectual property and include the right of attribution and the right to the integrity of a work that is created. The waiver in the Code is designed to ensure that all intellectual property rights related to works created by you during your employment belong to Thomson Reuters.

CONTRACTUAL AUTHORIZATION AND PROCESS

DON’T SIGN A CONTRACT OR AGREEMENT ON BEHALF OF THOMSON REUTERS UNLESS YOU ARE AUTHORIZED.

Thomson Reuters’ contracts and agreements govern our business relationships. Because the laws governing contracts and agreements are numerous and complicated, policies and procedures are in place to ensure that any contract or agreement entered into by and on behalf of Thomson Reuters has the appropriate level of review and approval.

As a result, if you enter into contracts or agreements on Thomson Reuters’ behalf, you must have proper authorization, including legal review where required by policy, prior to the execution of any contract or agreement.

You may not enter into unauthorized “side letters” with customers, suppliers or vendors. These are undisclosed and unapproved letters, e-mails, faxes or verbal assurances that deviate from standard contract terms and conditions. Unauthorized side letters may bind Thomson Reuters to do something that it is unable to do, and may expose Thomson Reuters to unwanted liability. While it’s not possible to describe every type of unauthorized and undisclosed side letter, some examples include communications that contain:

•      “Early outs,” or the ability for a customer to terminate the contract before it expires,

•      Guarantees or contingencies that the customer will achieve certain performance measures or milestones,

•      Any statement that contradicts terms in the contract, notably payment terms,

•      Commitments for products or services that Thomson Reuters is unable or unwilling to provide or perform, or

•      Offers of free or discounted products or services.

Q:    I’ve been looking over a new customer contract and I’m not certain if I have authority to sign and I also don’t understand some of the provisions. Who should I contact?

A:    You should contact your controller (or controller-type officer) or contracts department/administrator to determine if you can sign, or contact a Thomson Reuters lawyer who supports your business for advice and help in interpreting the contract or provision in question.

GIVING OR RECEIVING GIFTS, ENTERTAINMENT OR PAYMENTS

USE YOUR BEST JUDGMENT IN GIVING AND RECEIVING GIFTS.

We give and receive gifts, meals, services and entertainment, subject to specific guidelines. We base our decisions to purchase products and services from vendors, suppliers, consultants and others on criteria such as quality, price and reliability and we expect that our customers will buy our products and services on the same basis. Giving or receiving gifts and entertainment can potentially affect objectivity and judgment.

Acceptable gifts, meals, services and entertainment – Gifts, meals, services and entertainment are acceptable and comply with this Code if they:

•      Are relatively infrequent and not excessive in value for someone of your position,

•      Comply with applicable laws and are consistent with customary business practices or courtesies,

•      Will not place you under any obligation to the person who gave the gift,

•      Do not include cash,

•      Would not embarrass Thomson Reuters, the person receiving the gift or the person giving the gift, if publicly disclosed, and

•      Are never given to, or received from, any government official of Canada, the United Kingdom or the United States or other country unless you’ve received prior approval from a Thomson Reuters lawyer who supports your business. Be mindful that some of Thomson Reuters’ customers work for public institutions and universities and may be considered government employees.

Because it’s not possible to define “not excessive” in a way that covers all possible cases, we rely on your good faith judgment in these situations. If you have any doubts, you should consult with your manager, your Human Resources representative or a Thomson Reuters lawyer who supports your business. Please also remember that some of our businesses have more restrictive gift policies and you should comply with the most restrictive policy applicable to you.

Examples of gifts – The following are some examples of gifts that you usually can accept or give:

•      Promotional items with a company or brand logo,

•      Prizes randomly received in raffles or contests at industry conferences,

•      Tickets to a local sporting or cultural event,

•      Meals and entertainment of reasonable value when business is being conducted,

•      Modest expressions of gratitude or gifts acknowledging personal events, such as weddings and births, and

•      Small holiday gifts of nominal value.

Gift considerations – Asking yourself the following questions may help you in deciding whether to accept or give a gift:

•      What’s the intention behind the gift?

•      Would you feel uncomfortable or embarrassed if your coworkers in a similar position or job level found out about the gift?

•      Is the gift being presented to you or given by you at the office, or away from the workplace so others won’t know about it?

•      If you’re giving a gift, does the person to whom you’re planning to give the gift have a policy that would prohibit it? When in doubt, check.

•      Does it seem right? If not, don’t take it, don’t give it, or ask for guidance in advance.

In some countries, returning or refusing a gift would be offensive. If this occurs, you should accept the gift on behalf of Thomson Reuters and consult with an appropriate manager about how the gift should be treated. If you would like to give or receive any gift, meals, services or entertainment that do not meet the guidelines discussed above, or if you have any questions, you should consult in advance with a Thomson Reuters lawyer who supports your business.

Q:    A supplier has invited me out for golf and then to dinner and drinks at a restaurant. Can I accept his offer?

A:    Yes, if the invitation is a common business courtesy, is not excessive and is intended to improve or strengthen the relationship.

Q:    Do all government agencies have the same rules and regulations regarding gifts?

A:    No. Rules and regulations differ among federal, state and provincial government agencies in different countries. Consult with a Thomson Reuters lawyer who supports your business if you have any questions.

GIVING OR RECEIVING GIFTS, ENTERTAINMENT OR PAYMENTS

DON’T DIRECTLY OR INDIRECTLY MAKE UNAUTHORIZED PAYMENTS TO COMPANY OR GOVERNMENT REPRESENTATIVES.

Bribes and improper payments and gifts – Our policies, as well as the laws of most countries where we do business, forbid you from making or participating in making any payments designed to cause or improperly influence the decisions of an individual, a company or a governmental official to act in a way that gives Thomson Reuters or you an improper advantage. Similarly, you cannot solicit, encourage or actually receive any bribe or other payment, contribution, gift or favor that could influence your or another’s decision. While what’s viewed as a bribe in one country may be acceptable in another, you’re expected to comply with this Code. Bribes can take the form of:

•	Direct cash payments,

•	Kickbacks,

•	Unexplained rebates or discounts, or

•	Invoices for some disguised expense.

Facilitation payments – “Facilitation payments” (small payments made to government officials or affiliated persons to secure routine actions such as processing visas or other government papers, obtaining non-discretionary permits, providing phone or power service, and similar activities) are permitted under some laws. Many countries, however, do not have such an exception in their anti-corruption laws. Thomson Reuters does not provide employees with the discretion to make such payments. If you are faced with a request for such a payment and believe that it is necessary to make the payment in order to achieve legitimate Thomson Reuters business goals, you must contact a Thomson Reuters lawyer who supports your business. Making such a payment without doing so is a violation of Thomson Reuters policy and could subject you to disciplinary action.

Q: We have hired a local agent to assist us in securing a government contract. We would never make an improper payment to the government employees handling the transaction, but we don’t know what our agent might do. Could the agent’s actions get Thomson Reuters in trouble?

A: Yes. If we pay an individual or company who in turn provides some or all of that payment to a government official, Thomson Reuters could be liable. When working with agents and other intermediaries, it is important to conduct due diligence on their background and to secure contractual representations from them that no improper payments will be made on behalf of Thomson Reuters. You should consult with a Thomson Reuters lawyer who supports your business when working with agents and other intermediaries.

Q: While crossing the border into a foreign country for an important project, the customs official says that my laptop must be examined for security reasons. The process will take 4 days, unless I pay a $25 cash “expediting fee.” Can I pay this?

A: No. While this could possibly qualify as a facilitation payment, and therefore be legal under some laws, it is against Thomson Reuters policy to make such a payment without first obtaining approval from a Thomson Reuters lawyer who supports your business.

FAIR COMPETITION AND ANTITRUST

USE CAUTION TO AVOID VIOLATING ANTITRUST AND COMPETITION LAWS.

We believe in fair and open competition, and our success depends in part on our ability to offer competitively priced quality products and services. While we compete vigorously, we comply with applicable antitrust and competition laws wherever we do business.

Interacting with competitors – Antitrust or competition law is extremely complex and covers a broad range of conduct that may be declared illegal. Many antitrust or competition laws prohibit making agreements with competitors or customers to limit or restrict competition, or sharing information with competitors or customers that would limit or restrict competition. This means that we never discuss or agree with competitors to:

•	Fix prices,

•	Share information about pricing, profit margins, costs, sale terms, credit terms, customers, promotions, discounts, marketing or strategic plans or other competitively sensitive information,

•	Divide up sales opportunities or territories,

•	Not solicit each other’s customers,

•	Not sell a particular product or service,

•	Not sell products or services to, or solicit certain customers,

•	Rig a competitive bidding process, or

•	Boycott a particular supplier or vendor.

If a competitor wants to discuss a subject that you think might cause antitrust concerns, you should tell him or her that you can’t talk about the topic. If the discussion continues, you should bring it to a close. If you attend a conference, trade show, association event or meeting and have informal contact with a competitor, it is always a good idea to limit informal contact to the extent possible and keep a written summary of any discussions that may have taken place. The standards for conspiracy to violate antitrust laws are extremely broad and an unlawful agreement can be found where competitors never met or exchanged words, but did something like share competitive information. Antitrust violations do not have to be proven by written agreements and violations can be inferred from an individual’s or organization’s actions. Thus, it’s a good idea to use extreme care when talking with competitors or potential competitors.

Seek legal guidance for certain types of agreements – To conduct our business, we need to negotiate agreements with our customers, suppliers and distributors. However, these agreements can sometimes raise antitrust issues as well. In particular, you should seek legal advice from a Thomson Reuters lawyer who supports your business before:

•	Selling any products or services below cost,

•	Conditioning the sale of a product or service upon a customer having to buy a second product or service that it does not want,

•	Entering into an exclusive dealing agreement or a reciprocity agreement with a customer, or

•	Charging different prices for the same product or service to different customers when that price difference might have an adverse effect on competition.

Because antitrust or competition law is so complex, is subject to many exceptions and qualifications and varies significantly from country to country, you should consult a Thomson Reuters lawyer who supports your business in advance of any planned actions that might be considered anti-competitive.

Q: I’m planning to attend an industry conference and anticipate that I will meet my “equivalent” at a principal competitor. I’ve heard through the grapevine that we are both planning to bid on a new service contract for another corporation. Can I speak to him?

A: Maybe. You should first speak to a Thomson Reuters lawyer who supports your business before you initiate any conversations with a competitor that may pertain to things like pricing and costs. Even an informal discussion at a conference can be a potential antitrust or competition law violation.

FAIR COMPETITION AND ANTITRUST

COMPETE AND DEAL FAIRLY WITH OTHERS.

Marketing our products and services – We also deal fairly with our customers, suppliers, competitors and securityholders. While comparative marketing and advertising are generally acceptable, you should not unfairly disparage or criticize competitors’ products or services. While we strive to exceed customers’ expectations, we will only make honest and factual claims about the availability, suitability, quality and performance capabilities of our products, services and businesses.

Gathering information about competitors – To continue to be successful, Thomson Reuters must understand its competitors. Therefore, legitimate intelligence gathering (which is conducted in accordance with our competitive intelligence guidelines) is an important part of doing business. However, you shouldn’t obtain information about our competitors through unlawful or unethical practices. If you receive or are offered data or information about a competitor under questionable circumstances, you shouldn’t distribute it. Either you or your manager should consult with a Thomson Reuters lawyer who supports your business. You should not misrepresent your identity or the business that you work for in order to gain access to a competitor’s product or service.

DISCIPLINARY ACTION FOR CODE VIOLATIONS

VIOLATING THE CODE CAN HAVE CONSEQUENCES.

Thomson Reuters strives to impose discipline for each Code violation that fits the nature and particular facts of the violation. A failure by any employee to comply with laws or regulations governing Thomson Reuters business, this Code or any other Thomson Reuters policy or requirement may result in disciplinary action up to, and including, termination, and if warranted, legal proceedings.

Please remember that some Thomson Reuters businesses and units have their own disciplinary actions policies that are distinct and separate from this Code. If there is any conflict between this Code and any supplemental policies or laws applicable to your job, you should comply with the most restrictive requirement.

QUESTIONS & HOW TO REPORT CONCERNS & VIOLATIONS

IF YOU ARE UNCERTAIN ABOUT ANY SITUATION, YOU SHOULD ASK FOR GUIDANCE. PROMPTLY REPORT ANY UNETHICAL OR ILLEGAL CONDUCT AND ASK QUESTIONS WHEN IN DOUBT.

This Code is intended to serve as a guide for your own actions and decisions and for those of your co-workers. If you believe that you or someone you know is in violation of the policies stated in this Code, you have an obligation to report your concerns in a timely manner. There are several reporting options. You may use whatever method of communication with which you feel most comfortable. The important thing is that you get the guidance that you need, report what you know and get your questions answered.

Self reporting – You are encouraged to identify yourself to assist us in addressing your concern or reporting an actual or potential violation. In many instances, your immediate resource is your direct manager or supervisor, your Human Resources representative or a Thomson Reuters lawyer who supports your business. These people may have the information that you need or may be able to refer the matter to an appropriate source. For work environment-related complaints, such as harassment and discrimination, we encourage you to contact your manager or Human Resources representative.

Confidential and anonymous reporting – We have also established another communication channel that you can use when you have specific concerns or when you want to report an actual or potential violation confidentially and/or anonymously. For example, there may be times when you prefer not to go to your manager or supervisor, or you may want to report a concern about your manager’s or supervisor’s conduct. Thomson Reuters employees may report violations and submit complaints and obtain information, advice and suggestions confidentially and anonymously by phone or e-mail. Confidentiality will be maintained to the fullest extent possible and information will only be shared on a “need-to-know” basis, consistent with the need to conduct an adequate review.

•

Phone. We have established telephone numbers (the Thomson Reuters Helpline) for employees to call. Please see page 34 of this Code for contact information. The Thomson Reuters Helpline is not equipped with caller-ID, recorders or other devices that can identify or trace the number from which you are calling.

•

E-mail. You may also contact the Thomson Reuters Helpline by e-mail at ethics@thomsonreuters.com. Although e-mail from your office or home computer is not anonymous, you can request that your identity be kept confidential. Employees may, however, send anonymous emails to the Thomson Reuters Helpline through our intranet, theLink.

Please be aware that local laws, rules or regulations outside of the United States may limit or prohibit the reporting of concerns to the Thomson Reuters Helpline unless the concerns pertain to accounting, auditing, fraud or similar matters. if you’re an employee in a country subject to these special Helpline reporting procedures and have concerns or questions that do not pertain to accounting, auditing, fraud or similar matters (i.e., work environment-related issues), you should contact your manager or supervisor, your local Human Resources representative or a Thomson Reuters lawyer who supports your business. Thomson Reuters will advise you if you work in a country that is subject to special Helpline reporting procedures.

QUESTIONS & HOW TO REPORT CONCERNS & VIOLATIONS

Treatment of reports and complaints – Whether you contact your manager, supervisor, Human Resources, a Thomson Reuters lawyer who supports your business or the Thomson Reuters Helpline, you can expect:

•	Your question, report or complaint will be taken seriously,

•	Information will be gathered in response to your questions or concerns,

•	Your question, report or complaint will be forwarded to appropriate Thomson Reuters management for follow-up,

•	Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review,

•

Complaints and concerns relating to accounting, internal accounting controls or auditing matters will be reviewed under the Thomson Reuters Audit Committee’s direction and oversight by the Thomson Reuters General Counsel and the Corporate Compliance and Audit department and/or such other persons as the Audit Committee determines to be appropriate,

•	You are obliged to cooperate with investigations relating to actual or alleged violations and complaints and must always be truthful and forthcoming in the course of these investigations, and

•	Prompt and appropriate corrective and disciplinary action will be taken when and as warranted.

Retention of reports and complaints and investigations – The Corporate Compliance and Audit department will maintain a log of all reports and complaints related to accounting, internal accounting controls and auditing matters, tracking their receipt, investigation and resolution and will prepare a periodic summary of reports and complaints for the Audit Committee.

Retaliation is prohibited – We will not discharge, demote or suspend you if you provide information or assist in an investigation regarding conduct that you reasonably believe is unethical or that constitutes a violation of law, this Code or our other policies. This includes giving information in connection with an authorized investigation. However, we reserve the right to discipline you if you make an accusation without a reasonable, good faith belief in the truth and accuracy of the information or if you knowingly provide or make false information or accusations. “Good faith” does not mean that you have to be right – but it does mean that you believe you are providing truthful information. If you believe that you have been unfairly or unlawfully retaliated against, you should immediately notify your manager or supervisor, your Human Resources department, a Thomson Reuters lawyer who supports your business or the Thomson Reuters Helpline.

Presumption of innocence – if someone makes a report or complaint against you, you will be presumed innocent unless the investigation reveals a violation has occurred.

Disciplinary process – As noted previously, a violation of law, this Code or our other policies may result in disciplinary action up to, and including, termination and/or legal proceedings.

Waivers – Waivers of this Code may be granted only by the Thomson Reuters General Counsel’s office. However, any waiver of this Code for Thomson Reuters executive officers or directors may only be made by the Thomson Reuters Board of Directors or a Board committee and will be disclosed by Thomson Reuters to the extent required by law, regulation or stock exchange requirement.

HELPFUL CONTACT INFORMATION

Human Resources Representatives, Thomson Reuters Lawyers and Communications Representatives

If you do not know how to contact your local Human Resources representative, a Thomson Reuters lawyer who supports your business or your local Communications representative, you can find contact information on our intranet, theLink.

Thomson Reuters Helpline

e-mail: ethics@thomsonreuters.com

telephone:	For employees based in the United States or Canada, dial 1.800.381.8266.

For employees based elsewhere in the world, dial your country access number and then dial 877.373.8837 after the prompt. You can find country access numbers on our intranet, theLink.

Corporate Legal Department

e-mail: legal@thomsonreuters.com

Corporate Compliance and Audit Department

e-mail: corporatecompliance@thomsonreuters.com

FORM OF ACKNOWLEDGMENT

I acknowledge that I have received and read the Thomson Reuters Code of Business Conduct and Ethics and understand my obligations to comply with the principles and policies outlined in the Code.	Name (printed):

I understand that my agreement to comply with the Code does not constitute a contract of employment.	Business unit:

Thomson Reuters Employee ID:

Signature:

Date:

LEGAL NOTICE

This Code serves as a reference to you. Thomson Reuters reserves the right to modify, suspend or revoke this Code and any and all policies, procedures, and programs in whole or in part, at any time, with or without notice. Thomson Reuters also reserves the right to interpret this Code and these policies in its sole discretion as it deems appropriate.

Neither this Code nor any statements made by any employee of Thomson Reuters, whether oral or written, confer any rights, privileges or benefits on any employee, create an entitlement to continued employment at Thomson Reuters, establish conditions of employment, or create an express or implied employment contract of any kind between employees and Thomson Reuters. In addition, all employees should understand that this Code does not modify their employment relationship, whether at will or governed by a written contract.

Unless otherwise agreed to in writing, each Thomson Reuters employee is employed on an at-will basis. This means that employment is not guaranteed for any specific duration of time and Thomson Reuters retains the right to terminate an individual’s employment at any time, with or without cause or prior notice.

The version of the Code that appears online at www.thomsonreuters.com may be more current and up-to-date and supersedes any paper copies or previous versions should there be any discrepancy between paper copies, previous versions and what is posted online.

Thomson Reuters

www.thomsonreuters.com